                                                    ----------------------------
                   UNITED STATES                            OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION          ----------------------------
              Washington, D.C. 20549                OMB Number:        3235-0360
                                                    Expires:       July 31, 1994
                   FORM N-17f-2                     Estimated average burden
                                                    hours per response .....0.05
Certificate of Accounting of Securities and Similar ----------------------------
           Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                                                Date examination completed:
811-6526                                                                                              November 30, 2001
-----------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
      -----------------------------------------------------------------------------------------------------------------------
      AL                   AK                    AZ                   AR                   CA                   CO
      -----------------------------------------------------------------------------------------------------------------------
      CT                   DE                    DC                   FL                   GA                   HI
      -----------------------------------------------------------------------------------------------------------------------
      ID                   IL                    IN                   IA                   KS                   KY
      -----------------------------------------------------------------------------------------------------------------------
      LA                   ME                    MD                   MA                   MI                   MN
      -----------------------------------------------------------------------------------------------------------------------
      MS                   MO                    MT                   NE                   NV                   NH
      -----------------------------------------------------------------------------------------------------------------------
      NJ                   NM                    NY                   NC                   ND                   OH
      -----------------------------------------------------------------------------------------------------------------------
      OK                   OR                    PA                   RI                   SC                   SD
      -----------------------------------------------------------------------------------------------------------------------
      TN                   TX                    UT                   VT                   VA                   WA
      -----------------------------------------------------------------------------------------------------------------------
      WV                   WI                    WY                   PUERTO RICO
      -----------------------------------------------------------------------------------------------------------------------
      Other (specify):
      -----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Coventry Group: Boston Balanced Fund, Walden Social Balanced Fund, Walden Social Equity Fund and Walden BBT Domestic Social
Index Fund
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This From must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198(11-91)

Independent Auditors' Report
----------------------------

To the Board of Trustees of the Boston Balanced Fund, the Walden Social Balanced Fund, the Walden BBT Domestic Social Index Fund, and the Walden Social Equity Fund of the Coventry Group:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Boston Balanced Fund, the Walden Social Balanced Fund, the Walden BBT Domestic Social Index Fund, and the Walden Social Equity Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2001, and with respect to agreement of security purchases and sales, for the period from September 30, 2001 (date of last examination) through November 30, 2001, without prior notice to management:

..    Confirmation of all securities held by institutions in book entry form
     (The Bank of New York);

..    Reconciliation of all such securities to the books and records of the Funds and United States Trust Company of Boston, the Custodian;

..    Confirmation of all certificates of deposit and money market funds with brokers/banks and transfer agents and agreement with the Custodian's records; and

..    Agreement of two (2) security purchases and two (2) security sales or maturities for each Fund identified above since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio,
  April 4, 2002

Management Statement Regarding Compliance with Certain Provisions of the
------------------------------------------------------------------------
Investment Company Act of 1940
------------------------------


We, as members of management of the Boston Balanced Fund, the Walden Social Balanced Fund, the Walden/BBT Domestic Social Index Fund and the Walden Social Equity Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of November 30, 2001 and from September 30, 2001 through November 30, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2001 and from November 30, 2001 through November 30, 2001, with respect to securities reflected in the investment accounts of the Funds.

The Boston Balanced Fund
The Walden Social Balanced Fund
The Walden/BBT Domestic Social Index Fund
The Walden Social Equity Fund

By: /s/ Sue A. Walters
    -----------------------
    Sue A. Walters

Vice President
--------------------------
Title

April 4, 2002

To the Board of Trustees of the Boston Balanced Fund, the Walden Social Balanced Fund, the Walden BBT Domestic Social Index Fund, and the Walden Social Equity Fund of the Coventry Group:

We represent that this examination in connection with subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of November 30, 2001 was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this examination.

This letter and its contents are intended solely for the internal use of the Boston Balanced Fund, the Walden Social Balanced Fund, the Walden BBT Domestic Social Index Fund, and the Walden Social Equity Fund (the Funds) of the Coventry Group. However, the Funds may reveal to third parties that they have received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than the Funds.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio,
April 4, 2002